UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2003

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements

Independent Accountant's Review Report on Interim Financial Statements	3

Consolidated Statements of Income
for the three and six months ended June 30, 2003 and 2002	4

Consolidated Balance Sheets
as at June 30, 2003 and December 31, 2002	5

Consolidated Statements of Cash Flows
for the six months ended June 30, 2003 and 2002	6

Notes to the Consolidated Financial Statements	7

Schedule A to the Consolidated Financial Statements	16

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	27

PART II:	OTHER INFORMATION	28

SIGNATURES		30

ITEM 1 -          FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of June 30, 2003, the related consolidated statements of income for the three and six-month periods ended June 30, 2003 and 2002, and the consolidated statements of cash flows for the six-month periods ended June 30, 2003 and 2002. Our review also included Schedule A listed in Index Item 1. These consolidated financial statements and schedule are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping AS, a wholly-owned subsidiary, for the three and six-month periods ended June 30, 2002 and whose total assets as of June 30, 2002 and whose net voyage revenues for the six-month period ended June 30, 2002 constituted 22 percent and 18 percent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 13, 2003 (except for Note 15(b) which is as of February 19, 2003.), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, July 25, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003 $	2002 $	2003 $	2002 $
	______________________________________________ (unaudited)		______________________________________________ (unaudited)
NET VOYAGE REVENUES
Voyage revenues	462,271	186,935	744,503	375,565
Voyage expenses	109,187	57,127	178,521	109,598

Net voyage revenues	353,084	129,808	565,982	265,967

OPERATING EXPENSES
Vessel operating expenses	55,530	42,663	98,176	83,050
Time-charter hire expense	93,483	13,496	106,394	26,210
Depreciation and amortization	49,775	36,763	88,905	72,841
General and administrative	21,909	14,327	36,636	28,494

	220,697	107,249	330,111	210,595

Income from vessel operations	132,387	22,559	235,871	55,372

OTHER ITEMS
Interest expense	(21,700)	(14,478)	(36,086)	(29,179)
Interest income	1,287	1,001	2,133	1,793
Write-down of vessels (note 11)	(3,758)	--	(30,550)	--
Other loss (note 8)	(11,341)	(5,131)	(20,914)	(8,344)

	(35,512)	(18,608)	(85,417)	(35,730)

Net income	96,875	3,951	150,454	19,642

Earnings per common share
- Basic	2.43	0.10	3.78	0.50
- Diluted	2.39	0.10	3.72	0.49
Weighted average number of common shares
- Basic	39,825,796	39,631,949	39,783,334	39,593,419
- Diluted	40,522,720	40,348,900	40,455,731	40,278,281

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at June 30, 2003 $ ________________________________ (unaudited)	As at December 31, 2002 $ ________________________________	________
ASSETS
Current
Cash and cash equivalents (note 5)	293,199	284,625
Restricted cash	2,131	4,180
Accounts receivable	131,843	70,906
Prepaid expenses and other assets	50,694	27,847

Total current assets	477,867	387,558

Marketable securities	12,914	13,630

Vessels and equipment (notes 5 and 11)
At cost, less accumulated depreciation of $997,900
(December 31, 2002 - $940,082)	2,401,468	1,928,488
Advances on newbuilding contracts (note 7)	182,176	138,169

Total vessels and equipment	2,583,644	2,066,657

Restricted cash (note 5)	6,520	4,605
Deposit for purchase of Navion ASA (note 2)	--	76,000
Net investment in direct financing leases (note 2)	47,596	--
Investment in joint ventures	28,298	56,354
Other assets	48,322	29,513
Intangible assets - net (note 3)	120,560	--
Goodwill (note 3)	130,291	89,189

	3,456,012	2,723,506

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable	37,330	22,307
Accrued liabilities	108,365	83,643
Current portion of long-term debt (note 5)	152,803	83,605

Total current liabilities	298,498	189,555

Long-term debt (note 5)	1,502,558	1,047,217
Other long-term liabilities	83,671	44,512

Total liabilities	1,884,727	1,281,284

Minority interest	21,136	20,324

Stockholders' equity
Capital stock (note 6)	472,452	470,988
Retained earnings	1,087,367	954,005
Accumulated other comprehensive loss	(9,670)	(3,095)

Total stockholders' equity	1,550,149	1,421,898

	3,456,012	2,723,506

        Commitments and contingencies (note 7)

         The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2003 $	2002 $
	_______________________________________
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	150,454	19,642
Non-cash items:
Depreciation and amortization	88,905	72,841
(Gain) loss on disposition of assets	(222)	1,130
Loss on write-down of vessels and marketable securities	35,460	--
Equity income (net of dividends received: June 30, 2003 - $5,657;
June 30, 2002 - $1,748)	3,261	(539)
Income tax expense	17,186	6,991
Other - net	(5,129)	796
Change in non-cash working capital items related to
operating activities	(15,433)	11,148

Net cash flow from operating activities	274,482	112,009

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,496,499	19,260
Scheduled repayments of long-term debt	(37,203)	(25,897)
Prepayments of long-term debt	(945,000)	--
Decrease / (increase) in restricted cash	134	(3,290)
Proceeds from issuance of Common Stock	6,265	3,225
Cash dividends paid	(17,090)	(17,013)

Net cash flow from financing activities	503,605	(23,715)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(115,657)	(80,373)
Expenditures for drydocking	(13,784)	(13,546)
Proceeds from disposition of vessels and equipment	42,615	--
Purchase of Navion ASA	(703,590)	--
Proceeds from disposition of available-for-sale securities	1,348	6,675
Proceeds from joint venture	25,500	--
Other	(5,945)	(1,885)

Net cash flow from investing activities	(769,513)	(89,129)

Increase (decrease) in cash and cash equivalents	8,574	(835)
Cash and cash equivalents, beginning of the period	284,625	174,950

Cash and cash equivalents, end of the period	293,199	174,115

      The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and six-month periods ended June 30, 2003 are not necessarily indicative of those for a full fiscal year.

2.	Acquisition of Navion ASA

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion ASA for approximately $774.2 million in cash, including transaction costs of approximately $7 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of June 30, 2003, consisted of eight owned and 12 chartered-in vessels (excluding four vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”)), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of June 30, 2003, consisted of 12 crude oil tankers and 13 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take (“FSO”) vessels currently trading as conventional crude oil tankers in the Atlantic region, and one liquid petroleum gas (“LPG”) carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed by the Company at the date of the Navion acquisition. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

As at April 1, 2003 (unaudited) $ ______________________
ASSETS
Current assets	64,457
Vessels and equipment	543,003
Net investment in direct financing leases	45,558
Other assets - long-term	3,835
Intangible assets subject to amortization:
Contracts of affreightment (15-year sum-of-years declining balance)	117,000
Goodwill (fixed-rate contract segment)	40,033

Total assets acquired	813,886

LIABILITIES
Current liabilities	36,270
Other long-term liabilities	3,463

Total liabilities assumed	39,733

Net assets acquired (cash consideration)	774,153

The following table shows comparative summarized consolidated pro forma financial information for the Company for the six months ended June 30, 2003 and 2002, giving effect to the acquisition of 100% of the outstanding shares in Navion as if the acquisition had taken place on January 1 on each of the periods presented:

	Pro Forma Six Months Ended June 30,
	2003 (unaudited) $ ______________________	2002 (unaudited) $ __________________________
Net voyage revenues	748,493	513,831
Net income	196,494	28,574
Net income per common share
- basic	4.94	0.72
- diluted	4.86	0.71

3.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2003 for the Company’s spot market segment and the fixed-rate contract segment (as described in Note 12), are as follows:

	Spot Market Segment $ __________________	Fixed-Rate Contract Segment $ __________________	Other $ __________________	Total $ __________________
Balance as of January 1, 2003	-	87,079	2,110	89,189
Goodwill acquired	-	40,033	1,069	41,102

Balance as of June 30, 2003	-	127,112	3,179	130,291

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

The goodwill allocated to the fixed-rate contract segment is tested for impairment in the second quarter of each year. Based on the test conducted in June 2003, the Company determined that goodwill was not impaired at such time.

The following table presents amortization details of intangible assets acquired by the Company:

	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $

Contracts of affreightment ("COA")	117,000	3,774	113,226
Intellectual property	7,701	367	7,334

	124,701	4,141	120,560

Aggregate amortization expense:
Three months ended June 30, 2003			4,049
Six months ended June 30, 2003			4,141

4.	Cash Flows

Cash interest paid during the six-month period ended June 30, 2003 and 2002 approximated $33.4 million and $33.5 million, respectively.

5.	Long-Term Debt

	June 30, 2003 $ ____________________	December 31, 2002 $ ____________________
Revolving Credit Facilities	550,000	210,000
Premium Equity Participating Security Units (7.25%) due May 18, 2006	143,750	--
First Preferred Ship Mortgage Notes (8.32%) due through 2008	167,229	167,229
Term Loans due through 2010	442,500	401,593
Senior Notes (8.875%) due July 15, 2011	351,882	352,000

	1,655,361	1,130,822
Less current portion	152,803	83,605

	1,502,558	1,047,217

As of June 30, 2003, the Company had three long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $971.9 million, of which $421.9 million was undrawn. The amount available under the Revolvers reduces semi-annually by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. Two of the Revolvers are collateralized by first priority mortgages granted on 30 of the Company’s vessels, together with other related collateral, and all the revolvers include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at June 30, 2003, the fair value of these net assets approximated $172.5 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at June 30, 2003, totaled $442.5 million. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with other collateral. All term loans, other than UNS term loans totaling $359.7 million, are guaranteed by Teekay. One term loan required a retention deposit of $6.5 million as at June 30, 2003.

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of June 30, 2003, to $504.1 million. Certain loan agreements require that a minimum level of free cash be maintained. As at June 30, 2003, this amount was $124.1 million.

6.	Capital Stock

The authorized capital stock of Teekay at June 30, 2003 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at June 30, 2003, Teekay had 39,941,664 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at June 30, 2003, the Company had reserved 5,553,914 shares of Common Stock for issuance upon exercise of options granted or to be granted pursuant to its 1995 Stock Option Plan. As at June 30, 2003, options to purchase a total of 4,303,057 shares of Teekay’s Common Stock were outstanding, of which 2,300,356 options were then exercisable at prices ranging from $16.875 to $41.190 per share, with a weighted-average exercise price of $28.764 per share. All outstanding options have exercise prices ranging from $16.875 to $41.190 per share and a weighted-average exercise price of $33.726 per share. All outstanding options expire between July 19, 2005 and March 10, 2013, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.”As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003 $ _________________	2002 $ _________________	2003 $ _________________	2002 $ _________________
Net income - as reported	96,875	3,951	150,454	19,642
Less: Total stock-based compensation expense	2,061	2,185	4,125	3,817

Net income - pro forma	94,814	1,766	146,329	15,825

Basic earnings per common share:
As reported	2.43	0.10	3.78	0.50
Pro forma	2.38	0.04	3.68	0.40

Diluted earnings per common share:
As reported	2.39	0.10	3.72	0.49
Pro forma	2.34	0.04	3.62	0.39

For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the options granted: expected volatility of 30%, expected life of five years, dividend yield of 3.0%, and weighted-average risk-free interest rate of 2.5% in 2003 and 4.7% in 2002.

7.	Commitments and Contingencies

As of June 30, 2003, the Company was committed to the construction of one shuttle, three Suezmax and 10 Aframax tankers scheduled for delivery between August 2003 and December 2005, at a total cost of approximately $600.3 million, excluding capitalized interest. As of June 30, 2003, payments made towards these commitments totaled $168.3 million and long-term financing arrangements exist for $193.1 million of the cost of these vessels. It is the Company’s intention to finance the remaining $238.9 million through either debt borrowing, surplus cash balances, or a combination thereof. As of June 30, 2003, the remaining payments required to be made under these newbuilding contracts were: $125.3 million in 2003, $188.5 million in 2004 and $118.2 million in 2005. The shuttle and Suezmax tankers as well as two of the Aframax tanker newbuildings will be subject to long-term charter contracts upon delivery. These charter contracts expire between 2009 and 2015.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to be delivered in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As of June 30, 2003, Teekay and these subsidiaries had guaranteed $105.7 million of such debt, or 50% of the total $211.3 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of four shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

8.	Other Loss

	Three Months Ended June 30,		Six Months Ended June 30,
	2003 $ _________________	2002 $ _________________	2003 $ _________________	2002 $ _________________
Gain/(Loss) on disposition of available-for-sale securities	170	--	170	(1,130)
Gain/(Loss) on disposition of vessels and equipment	(953)	--	52	--
Write-down of marketable securities	--	--	(4,910)	--
Equity income	1,611	402	2,396	2,287
Income tax expense	(13,864)	(3,810)	(17,186)	(6,991)
Miscellaneous	1,695	(1,723)	(1,436)	(2,510)

	(11,341)	(5,131)	(20,914)	(8,344)

9.	Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2003 $ _________________	2002 $ _________________	2003 $ _________________	2002 $ _________________
Net income	96,875	3,951	150,454	19,642
Other comprehensive income:
Unrealized gain/(loss) on available-for-sale securities	62	(1,168)	430	(144)
Reclassification adjustment for loss/(gain) on available-for-sale securities included in net income	30	--	4,940	737
Unrealized (loss)/gain on derivative instruments	(2,167)	2,735	(11,582)	3,458
Reclassification adjustment for gain on derivative instruments	55	(361)	(363)	(500)

Comprehensive income	94,855	5,157	143,879	23,193

10	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates and bunker fuel prices and the effect of these strategies on the Company's financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at June 30, 2003, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 316.2 million, Canadian Dollars 63.0 million, Euros 1.0 million, and Singapore Dollars 0.7 million for U.S. Dollars at an average rate of Norwegian Kroner 7.32 per U.S. Dollar, Canadian Dollar 1.59 per U.S. Dollar, Euros 1.07 per U.S. Dollar and Singapore Dollar 1.72 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $57.6 million in 2003 and $26.5 million in 2004. As at June 30, 2003, the Company was committed to bunker fuel swap contracts totaling 17,400 metric tonnes, with a weighted-average price of $116.0 per tonne. The fuel swap contracts expire between December 2003 and May 2004.

As at June 30, 2003, the Company was committed to interest rate swap agreements whereby $710.0 million of the Company's floating-rate debt was swapped with fixed-rate obligations having a weighted-average remaining term of 2 years. These agreements, which expire between January 2004 and January 2006, effectively change the Company's interest rate exposure on $710.0 million of debt from a floating LIBOR rate to a weighted-average fixed-rate of 2.70%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

11.	Write-Down of Vessels

During April 2003, the Company sold the Teekay Fulmar (1983-built Aframax-size oil/bulk/ore carrier ("O/B/O")), the Clare Spirit (1986-built Aframax tanker), and the Shannon Spirit (1987-built Aframax tanker). Subsequent to June 30, 2003, the Company sold three additional vessels: the Magellan Spirit (1985-built Aframax tanker), the Clyde Spirit (1985-built Aframax tanker), and the Mersey Spirit (1986-built Aframax tanker). The results for the six-month period ended June 30, 2003 include write-downs totaling $29.3 million related to these vessels. The above noted vessels were written down to their fair market value in the six-month period ended June 30, 2003, which was determined using the net proceeds from the sales. In addition, the Company anticipates selling other older vessels during the remainder of 2003 and recorded an additional write-down of $1.2 million in the six-month period ended June 30, 2003 based on an estimate of their current fair market value.

12.	Segment Reporting

The Company has two reportable segments: its spot market segment and its fixed-rate contract segment. The Company's spot market segment consists of conventional crude oil tankers, O/B/Os, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company's fixed-rate contract segment consists of shuttle tankers, FSO vessels, an LPG carrier and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

Three months ended June 30, 2003	Spot Market Segment $	Fixed-Rate Contract Segment $	Total $

Net voyage revenues - external	222,186	130,898	353,084
Vessel operating expenses	32,415	23,115	55,530
Time-charter hire expense	50,828	42,655	93,483
Depreciation and amortization	27,800	21,975	49,775
General and administrative (1)	12,993	8,916	21,909

Income from vessel operations	98,150	34,237	132,387

Net voyage revenues - intersegment	--	13,864	13,864
Total assets at June 30, 2003	1,341,887	1,557,990	2,899,877

Six months ended June 30, 2003	Spot Market Segment $	Fixed-Rate Contract Segment $	Total $

Net voyage revenues - external	395,654	170,328	565,982
Vessel operating expenses	64,028	34,148	98,176
Time-charter hire expense	63,739	42,655	106,394
Depreciation and amortization	54,667	34,238	88,905
General and administrative (1)	24,582	12,054	36,636

Income from vessel operations	188,638	47,233	235,871

Net voyage revenues - intersegment	--	13,864	13,864

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

Three months ended June 30, 2002	Spot Market Segment $	Fixed-Rate Contract Segment $	Total $

Net voyage revenues - external	94,214	35,594	129,808
Vessel operating expenses	32,624	10,039	42,663
Time-charter hire expense	13,496	--	13,496
Depreciation and amortization	25,919	10,844	36,763
General and administrative (1)	11,683	2,644	14,327

Income from vessel operations	10,492	12,067	22,559

Net voyage revenues - intersegment	--	--	--

Six months ended June 30, 2002	Spot Market Segment $	Fixed-Rate Contract Segment $	Total $

Net voyage revenues - external	194,485	71,482	265,967
Vessel operating expenses	63,657	19,393	83,050
Time-charter hire expense	26,210	--	26,210
Depreciation and amortization	51,102	21,739	72,841
General and administrative (1)	23,086	5,408	28,494

Income from vessel operations	30,430	24,942	55,372

Net voyage revenues - intersegment	--	--	--

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on the weighted number of calendar ship days).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:

June 30, 2003 $

Total assets of all segments	2,899,877
Cash, restricted cash and marketable securities	314,764
Other unallocated amounts	241,371

Consolidated total assets	3,456,012

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2003 and for the Three and Six-Month Periods
Ended June 30, 2003 and 2002 is unaudited)

13	Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in variable interest entities that are deemed significant, even if consolidation is not required. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its financial position, results of operations and cash flows.

14.	Subsequent Events

In July 2003, the Company purchased a 16 percent ownership interest in A/S Dampskibsselskabet Torm (“Torm”) for a total investment of approximately US$37.3 million. TORM’s common shares are listed on the Copenhagen Stock Exchange and its American Depository Shares are quoted on the NASDAQ.

Headquartered in Copenhagen, Denmark, Torm is a leading carrier of refined petroleum products, operating three product tanker pools totaling over 60 vessels, including 21 owned vessels. In addition, Torm operates a drybulk carrier pool.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2003

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

Net voyage revenues	--	9,034	353,084	(9,034)	353,084
Operating expenses	2,916	7,916	218,899	(9,034)	220,697

(Loss) income from vessel operations	(2,916)	1,118	134,185	--	132,387
Net interest expense	(13,911)	--	(6,502)	--	(20,413)
Equity in net income of subsidiaries	113,856	--	--	(113,856)	--
Other loss	(154)	--	(14,945)	--	(15,099)

Net income	96,875	1,118	112,738	(113,856)	96,875
Retained earnings (deficit), beginning of the period	999,042	(12,735)	1,213,561	(1,200,826)	999,042
Dividends declared	(8,550)	--	--	--	(8,550)

Retained earnings (deficit), end of the period	1,087,367	(11,617)	1,326,299	(1,314,682)	1,087,367

	Three Months Ended June 30, 2002

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

Net voyage revenues	--	9,038	155,852	(35,082)	129,808
Operating expenses	3,220	8,522	130,589	(35,082)	107,249

(Loss) income from vessel operations	(3,220)	516	25,263	--	22,559
Net interest expense	(10,367)	--	(3,110)	--	(13,477)
Equity in net income of subsidiaries	16,784	--	--	(16,784)	--
Other income (loss)	754	--	(5,885)	--	(5,131)

Net income	3,951	516	16,268	(16,784)	3,951
Retained earnings (deficit), beginning of the period	942,844	(13,524)	1,062,204	(1,048,680)	942,844
Dividends declared	(8,510)	--	--	--	(8,510)

Retained earnings (deficit), end of the period	938,285	(13,008)	1,078,472	(1,065,464)	938,285

_____________________________
   (See Notes 5 and 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

	Six Months Ended June 30, 2003

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

Net voyage revenues	--	17,901	565,982	(17,901)	565,982
Operating expenses	6,464	16,406	325,142	(17,901)	330,111

(Loss) income from vessel operations	(6,464)	1,495	240,840	--	235,871
Net interest expense	(24,727)	--	(9,226)	--	(33,953)
Equity in net income of subsidiaries	182,382	--	--	(182,382)	--
Other loss	(737)	--	(50,727)	--	(51,464)

Net income	150,454	1,495	180,887	(182,382)	150,454
Retained earnings (deficit), beginning of the period	954,005	(13,112)	1,145,412	(1,132,300)	954,005
Dividends declared	(17,092)	--	--	--	(17,092)

Retained earnings (deficit), end of the period	1,087,367	(11,617)	1,326,299	(1,314,682)	1,087,367

	Six Months Ended June 30, 2002

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

Net voyage revenues	--	17,977	317,783	(69,793)	265,967
Operating expenses	5,834	15,707	258,847	(69,793)	210,595

(Loss) income from vessel operations	(5,834)	2,270	58,936	--	55,372
Net interest expense	(20,818)	--	(6,568)	--	(27,386)
Equity in net income of subsidiaries	44,341	--	--	(44,341)	--
Other income (loss)	1,953	--	(10,297)	--	(8,344)

Net income	19,642	2,270	42,071	(44,341)	19,642
Retained earnings (deficit), beginning of the period	935,660	(15,278)	1,036,401	(1,021,123)	935,660
Dividends declared	(17,017)	--	--	--	(17,017)

Retained earnings (deficit), end of the period	938,285	(13,008)	1,078,472	(1,065,464)	938,285

_____________________________
   (See Notes 5 and 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

	As at June 30, 2003

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

ASSETS
Cash and cash equivalents	--	--	293,199	--	293,199
Other current assets	1,917	415	278,336	(96,000)	184,668

Total current assets	1,917	415	571,535	(96,000)	477,867
Vessels and equipment (net)	--	250,627	2,333,017	--	2,583,644
Advances due from subsidiaries	382,420	--	--	(382,420)	--
Net investment in direct financing leases	--	--	47,596	--	47,596
Investment in joint ventures	--	--	28,298	--	28,298
Other assets (principally marketable securities
and investments in subsidiaries)	1,871,003	--	67,756	(1,871,003)	67,756
Intangible assets - net	--	--	120,560	--	120,560
Goodwill	--	--	130,291	--	130,291

	2,255,340	251,042	3,299,053	(2,349,423)	3,456,012

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities	61,813	1,266	331,419	(96,000)	298,498
Long-term debt and other long-term	633,708	--	952,521	--	1,586,229
liabilities
Due (from)/to affiliates	--	(107,937)	534,639	(426,702)	--

Total liabilities	695,521	(106,671)	1,818,579	(522,702)	1,884,727

Minority interest	--	--	21,136	--	21,136
Stockholders' Equity
Capital stock	472,452	23	5,943	(5,966)	472,452
Contributed capital	--	369,307	136,766	(506,073)	--
Retained earnings (deficit)	1,087,367	(11,617)	1,326,299	(1,314,682)	1,087,367
Accumulated other comprehensive loss	--	--	(9,670)	--	(9,670)

Total stockholders' equity	1,559,819	357,713	1,459,338	(1,826,721)	1,550,149

	2,255,340	251,042	3,299,053	(2,349,423)	3,456,012

_____________________________
   (See Notes 5 and 7)

	As at December 31, 2002

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

ASSETS
Cash and cash equivalents	--	--	284,625	--	284,625
Other current assets	1,500	43	197,390	(96,000)	102,933

Total current assets	1,500	43	482,015	(96,000)	387,558
Vessels and equipment (net)	--	258,664	1,807,993	--	2,066,657
Advances due from subsidiaries	263,105	--	--	(263,105)	--
Investment in joint ventures	--	--	56,354	--	56,354
Other assets (principally marketable securities
and investments in subsidiaries)	1,701,937	--	123,748	(1,701,937)	123,748
Goodwill	--	--	89,189	--	89,189

	1,966,542	258,707	2,559,299	(2,061,042)	2,723,506

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities	22,320	7,574	255,661	(96,000)	189,555
Long-term debt and other long-term liabilities	519,229	--	572,500	--	1,091,729
Due (from)/to affiliates	--	(105,085)	425,788	(320,703)	--

Total liabilities	541,549	(97,511)	1,253,949	(416,703)	1,281,284

Minority interest	--	--	20,324	--	20,324
Stockholders' Equity
Capital stock	470,988	23	5,943	(5,966)	470,988
Contributed capital	--	369,307	136,766	(506,073)	--
Retained earnings (deficit)	954,005	(13,112)	1,145,412	(1,132,300)	954,005
Accumulated other comprehensive loss	--	--	(3,095)	--	(3,095)

Total stockholders' equity	1,424,993	356,218	1,285,026	(1,644,339)	1,421,898

	1,966,542	258,707	2,559,299	(2,061,042)	2,723,506

_____________________________
   (See Notes 5 and 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

	Six Months Ended June 30, 2003

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net cash flow from operating activities	(8,389)	3,315	279,556	--	274,482

FINANCING ACTIVITIES
Net proceeds from long-term debt	138,529	--	1,357,970	--	1,496,499
Scheduled repayments of long-term debt	--	--	(37,203)	--	(37,203)
Prepayments of long-term debt	--	--	(945,000)	--	(945,000)
Other	(130,140)	(2,851)	122,300	--	(10,691)

Net cash flow from financing activities	8,389	(2,851)	498,067	--	503,605

INVESTING ACTIVITIES
Expenditures for vessels and equipment	--	(464)	(128,977)	--	(129,441)
Expenditures for the purchase of Navion ASA			(703,590)	--	(703,590)
Proceeds from disposition of assets	--	--	42,615	--	42,615
Other	--	--	20,903	--	20,903

Net cash flow from investing activities	--	(464)	(769,049)	--	(769,513)

Increase in cash and cash equivalents	--	--	8,574	--	8,574
Cash and cash equivalents, beginning of the period	--	--	284,625	--	284,625

Cash and cash equivalents, end of the period	--	--	293,199	--	293,199

	Six Months Ended June 30, 2002

	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net cash flow from operating activities	(14,105)	10,564	115,550	--	112,009

FINANCING ACTIVITIES
Net proceeds from long-term debt	--	--	19,260	--	19,260
Scheduled repayments of long-term debt	--	--	(25,897)	--	(25,897)
Other	14,108	(8,833)	(22,353)	--	(17,078)

Net cash flow from financing activities	14,108	(8,833)	(28,990)	--	(23,715)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	--	(1,731)	(92,188)	--	(93,919)
Other	--	--	4,790	--	4,790

Net cash flow from investing activities	--	(1,731)	(87,398)	--	(89,129)

Increase (decrease) in cash and cash equivalents	3	--	(838)	--	(835)
Cash and cash equivalents, beginning of the period	--	--	174,950	--	174,950

Cash and cash equivalents, end of the period	3	--	174,112	--	174,115

_____________________________
   (See Notes 5 and 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2003
PART I – FINANCIAL INFORMATION

ITEM 2 -	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. As at June 30, 2003, the Company’s fleet consisted of 151 vessels (including 43 vessels time-chartered in, 15 newbuildings on order, and 4 vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 15.6 million deadweight tonnes.

The Company’s net voyage revenues are derived from:

•	Spot voyages
•	Time charters, whereby vessels are chartered to customers for a fixed period and
•	Contracts of affreightment (“COAs”) whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The Company’s fleet is divided into two main segments, the spot market segment and the fixed-rate contract segment.

The Company’s spot market segment consists of conventional crude oil tankers, oil/bulk/ore carriers (“OBOs”), and product carriers operating on the spot market or subject to time charters or COAs priced on a spot-market basis or short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. All of the Company’s very large crude carrier (“VLCC”) fleet and Suezmax conventional tanker fleet and substantially all of the Company’s conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot market segment. Net voyage revenues earned by the vessels in the spot market segment accounted for approximately 63% and 70% of the Company’s net voyage revenues for the three- and six-month periods ended June 30, 2003 as compared to 73% for both of the same periods last year. The Company’s dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets have historically exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The Company’s fixed-rate contract segment includes the Company’s shuttle tanker operations (Navion and Ugland Nordic Shipping (“UNS”), floating storage and off-take (“FSO”) vessels, a liquid petroleum gas (“LPG”) carrier, and certain conventional crude oil and product tankers on long-term fixed-rate time-charter contracts or COAs. Net voyage revenues earned by the vessels in this segment accounted for approximately 37% and 30% of the Company’s net voyage revenues for the three- and six-month periods ended June 30, 2003. The Company’s shuttle tanker operations provide services to oil companies, primarily in the North Sea, under long-term fixed-rate COAs or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favourable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. The Company currently has six newbuilding vessels on order in its fixed-rate contract segment, with a shuttle tanker scheduled to deliver in the third quarter of 2003 and five conventional crude oil tankers (three Suezmax and two Aframax tankers) expected to deliver in the fourth quarter of 2003 and early 2004. The five conventional crude oil tankers will be employed on 12-year contracts with ConocoPhillips when delivered.

Acquisition of Navion ASA

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion for approximately $774.2 million in cash, including transaction costs of approximately $7 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash, and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with the Company’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of June 30, 2003, consisted of eight owned and 12 chartered-in vessels (excluding four vessels chartered-in from the Company’s shuttle tanker subsidiary UNS), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of June 30, 2003, consisted of 12 crude oil tankers and 13 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two FSO vessels currently trading as conventional crude oil tankers in the Atlantic region, and one LPG carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

Navion provides the Company with a leadership position in the attractive shuttle tanker COA market segment. Management believes this acquisition will provide the Company with new growth opportunities and enhanced earnings and cash flow stability due to the fixed-rate, long-term nature of Navion’s shuttle tanker contracts.

For the quarter ended June 30, 2003, Navion contributed $28.8 million, or $0.71 per share, in net income, with $13.0 million, or $0.32 per share, attributable to Navion’s shuttle tanker business and $15.8 million, or $0.39 per share, attributable to Navion’s conventional tanker business.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates in the application of its accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a further description of the Company’s material accounting policies, see Note 1 to the Company’s consolidated financial statements for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

The Company generates a majority of its revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. Most shipping companies, including the Company, use the percentage of completion method.

In applying the percentage of completion method, management believes that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, the Company generally has information about the next load port and expected discharge port, whereas at the time of loading the Company normally is less certain what the next load port will be.

Vessel Lives and Impairment

The carrying value of each of the Company’s vessels represents its original cost at the time of delivery or purchase less depreciation calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss. Regulations of the International Maritime Organization (“IMO”) that became effective in April 2001 require the accelerated phase-out of certain single-hull vessels.

On June 4, 2003, the European Union (“EU”) Parliament passed legislation that will accelerate the phase-out of single-hull tankers between now and 2010, ban the carriage of heavy oils on single-hull tankers in European waters, and impose a Condition Assessment Scheme (“CAS”) for single-hull tankers older than 15 years. The regulations are expected to be effective September 1, 2003 in European waters. Following the EU’s lead, in July 2003 the IMO agreed to accelerate the phase-out of Category I tankers (tankers built prior to 1982) by 2005. None of the single-hull tankers the Company operates are Category I tankers. In addition, the IMO is considering an accelerated phase-out for the world’s remaining single hull tankers — known as Categories II and III — but deferred its decision on this issue until its next meeting in December 2003. The IMO has indicated that it will also consider at that meeting a global ban on the carriage of heavy oils on single-hull tankers and the application of CAS to single-hull tankers over 15-years old.

If the EU regulations are adopted by the IMO, management believes that they could result in an impairment loss and higher depreciation expense for the Company related to a reduction of the estimated useful life of its single-hull vessels for accounting purposes. However, management believes that these regulations could also result in a tightening of the world tanker supply and a reallocation of affected tonnage. This could result in firmer tanker market conditions and increased tanker freight rates for modern vessels. The Company has not determined the impact, if any, that the adoption of these regulations will have on the Company’s results of operation or financial position.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets” and as a result has discontinued amortization of goodwill effective January 1, 2002. Goodwill and other intangible assets with indefinite lives are tested for impairment annually or whenever an impairment indicator arises. An impairment test requires the Company to make estimates of future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and result in a charge to earnings.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time-charter equivalent” (“TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates of the Company’s two reportable segments. See Item 1 — Notes to Consolidated Financial Statements: Note 12 – Segment Reporting.

Spot Market Segment

TCE rates for the vessels in the Company’s spot market segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in TCE rates will impact the Company’s revenues and earnings.

The average size of the Company’s spot market fleet increased 33.8% and 16.3%, respectively, for the three- and six-month periods ended June 30, 2003, compared to the same periods last year, primarily due to the acquisition of Navion, and the delivery of two in-chartered newbuildings (an Aframax tanker delivered in April 2003 and a VLCC delivered in June 2003). This increase was partially offset by the disposal of four older tankers during the six-month period ended June 30, 2003.

Average TCE rates during the second quarter of 2003 were strong, although they declined from higher levels during the previous quarter. The decline in rates was largely driven by decreased oil consumption, reduced oil supplies from long-haul sources (as long-haul oil transportation from the Middle East was replaced by shorter-haul oil supplies, mainly from Venezuela) and the easing of tensions in the Middle East. A reduction in Iraqi crude exports was partially offset by an increase in production from other OPEC members. The Company’s average TCE rate for the vessels in its spot market segment decreased to $26,761 for the three-month period ended June 30, 2003, from $28,181 for the previous quarter, but increased from $14,500 for the quarter ended June 30, 2002.

Net voyage revenues for the spot market segment increased 135.8% to $222.2 million and 103.4% to $395.7 million, respectively, for the three- and six-month periods ended June 30, 2003, from $94.2 million and $194.5 million for the same periods last year. These increases were primarily due to the increases in average fleet size and average TCE rates from the same periods last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 0.6% to $32.4 million but increased 0.6% to $64.0 million, respectively, for the three- and six-month periods ended June 30, 2003, from $32.6 million and $63.7 million in the same periods last year. The increase in vessel operating expenses of the spot market segment attributable to the Navion acquisition was substantially offset by a reduction in costs due to the previously mentioned vessel dispositions.

Time-charter hire expense increased 276.6% to $50.8 million and 143.2% to $63.7 million, respectively, for the three- and six-month periods ended June 30, 2003, from $13.5 million and $26.2 million for the same periods last year. The increases were due primarily to the acquisition of Navion, which as of June 30, 2003 had 26 time-chartered-in vessels. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was 31 in the period ended June 30, 2003 compared to 5 from the same period last year.

Depreciation and amortization expense increased 7.3% to $27.8 million and 7.0% to $54.7 million, respectively, for the three- and six-month periods ended June 30, 2003, from $25.9 million and $51.1 million for the same periods last year. The increase in depreciation and amortization for the three-month period ended June 30, 2003 attributable to the Navion acquisition was substantially offset by a reduction from the previously mentioned vessel dispositions that took place during the six-month period ended June 30, 2003. The overall increases for such three- and six-month periods were mainly due to increases in drydock amortization, which totaled $5.8 million and $11.1 million, respectively, for the three- and six-month periods ended June 30, 2003, compared to $4.4 million and $8.1 million for the same periods last year. The increases in drydock amortization were primarily due to increased drydock costs and required drydockings for older vessels.

Fixed-Rate Contract Segment

The average size of the Company’s fixed-rate contract segment increased 141.1% and 76.4%, respectively, for the three- and six-month periods ended June 30, 2003, compared to the same periods last year, primarily due to the acquisition of Navion as well as the addition of one shuttle tanker during the fourth quarter of 2002 and two shuttle tankers during first quarter of 2003.

Net voyage revenues increased 267.8% to $130.9 million and 138.3% to $170.3 million, respectively, for the three- and six-month periods ended June 30, 2003, from $35.6 million and $71.5 million for the same periods last year due primarily to the increase in fleet size.

Vessel operating expenses increased 130.3% to $23.1 million and 76.1% to $34.1 million, respectively, for the three- and six month periods ended June 30, 2003, from $10.0 million and $19.4 million for the same periods last year primarily due to the increase in fleet size. Other less significant reasons for the increases in vessel operating expenses were higher repair, maintenance and crewing costs, and the weakening of the U.S. Dollar.

Time-charter hire expense increased to $42.7 million for the three- and six-months periods ended June 30, 2003, from $nil for the same periods last year. The Company did not have any chartered-in shuttle tankers prior to the acquisition of Navion. As at June 30, 2003, the Company had 12 chartered-in shuttle tankers.

Depreciation and amortization expense increased 102.6% to $22.0 million and 57.5% to 34.2 million, respectively, for the three- and six-month periods ended June 30, 2003, from $10.8 million and $21.7 million for the same periods last year. The increases were mainly due to increased vessel cost amortization as a result of the increases in fleet size and the amortization of the estimated fair market value of the COAs the Company acquired as part of the Navion acquisition.

Other Operating Results

General and administrative expenses increased 52.9% to $21.9 million and 28.6% to $36.6 million, respectively, for the three- and six-month periods ended June 30, 2003, from $14.3 million and $28.5 million for the same periods last year. These increases were primarily the result of the acquisition of Navion and a one-time cost of $1.4 million relating to the consolidation of two of the Company’s offices in Australia.

Interest expense increased 49.9% to $21.7 million and 23.7% to $36.1 million, respectively, for the three- and six-month periods ended June 30, 2003, from $14.5 million and $29.2 million for the same periods last year. The increase reflects the additional debt required for the purchase of Navion.

Interest income increased 28.6% to $1.3 million and 19.0% to $2.1 million, respectively, in the three and six-month periods ended June 30, 2003, from $1.0 million and $1.8 million in the same periods last year. This increase was primarily due to interest earned on higher cash balances due to the acquisition of Navion.

In connection with sales and proposed sales of vessels, the Company incurred write-downs of vessel values of $3.8 million and $30.6 million, respectively, for the three- and six-month periods ended June 30, 2003. There was no write-down on vessel values for the same periods last year. See Item 1 — Notes to Consolidated Financial Statements: Note 11 – Write-Down of Vessels.

Other loss for the three and six-month periods ended June 30, 2003 was $11.3 million and $20.9 million, respectively, and was primarily comprised of income taxes, equity income from 50%-owned joint ventures, dividend income from Nordic American Tanker Shipping Ltd. (“NAT”), gain on disposition of available-for-sale securities, partially offset by the write-down of available-for-sale securities, loss on disposition of fixed assets, foreign exchange loss and minority interest expense. Other loss of $5.1 million and $8.3 million for the three- and six-month periods ended June 30, 2002, was comprised primarily of income taxes, loss on disposition of available-for-sale securities, minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains.

As a result of the foregoing factors, net income was $96.9 million and $150.5 million, respectively, for the three- and six-month periods ended June 30, 2003, compared to $3.9 million and $19.6 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, the Company’s total cash and cash equivalents was $293.2 million, compared to $284.6 million at December 31, 2002. The Company’s total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $715.1 million as at June 30, 2003, up from $525.3 million as at December 31, 2002. The increase in liquidity was mainly the result of net proceeds from the Equity Units used to pre-pay a portion of the outstanding balance of the Company’s Revolvers and the net cash flow from operating activities generated during the first six months of 2003, partially offset by cash used for capital expenditures (including the purchase of Navion), debt repayments, and payment of dividends. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities increased to $274.5 million in the six-month period ended June 30, 2003, from $112.0 million in the same period last year, mainly reflecting the significant increase in the Company’s average spot market segment TCE rates and in the Company's fleet size.

Scheduled debt repayments were $37.2 million during the six-month period ended June 30, 2003, compared to $25.9 million during the same period last year. Debt prepayments were $945.0 million during the six-month period ended June 30, 2003. There was no debt prepayment made during the same period last year.

As at June 30, 2003, the Company’s total debt was $1,655.4 million, compared to $1,130.8 million as at December 31, 2002. As at June 30, 2003, the Company’s Revolvers provided for borrowings of up to $971.9 million, of which $421.9 million was undrawn. The amount available under the Revolvers reduces semi-annually, with final balloon reductions in 2006 and 2008. The Company’s 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. The Company’s Equity Units and unsecured 8.875% Senior Notes are due May 18, 2006 and July 15, 2011, respectively. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2011.

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited to $504.1 million as of June 30, 2003. Certain of the loan agreements require that a minimum level of free cash be maintained. As at June 30, 2003, this amount was $124.1 million.

Dividends declared during the six months ended June 30, 2003 were $17.1 million, or 43.0 cents per share.

During the three months ended June 30, 2003, the Company incurred capital expenditures for vessels and equipment of $115.7 million. These capital expenditures primarily represented the installment payments on the Company’s newbuildings. Cash expenditures for drydocking increased slightly to $13.8 million for the six-month period ended June 30, 2003, from $13.5 million during the same period last year.

As at June 30, 2003, the Company was committed to the construction of one shuttle, three Suezmax and 10 Aframax tankers. See Item 1 — Notes to Consolidated Financial Statements: Note 7 – Commitments and Contingencies.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to deliver in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

The following table summarizes the Company’s long-term contractual obligations as at June 30, 2003 (in millions of U.S. dollars).

	2003	2004	2005	2006	2007	There- after	Total

Long-term debt	57.0	148.0	163.4	328.0	149.9	809.1	1,655.4

Chartered-in vessels (operating leases)	178.5	291.9	219.2	191.3	156.3	302.6	1,339.8

Commitment for future chartered-in vessel (capital lease)	1.3	4.1	4.1	4.1	4.1	49.2	66.9

Newbuilding installments	125.3	188.5	118.2	--	--	--	432.0

Total	362.1	632.5	504.9	523.4	310.3	1,160.9	3,494.1

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. See Item 1 — Notes to Consolidated Financial Statements: Note 7 – Commitments and Contingencies.

In February 2003, the Company completed its offering of Equity Units for gross proceeds of $143.75 million. See Item 1 — Notes to Consolidated Financial Statements: Note 5 – Long-Term Debt.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2003 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: TCE rates; future capital expenditures; delivery dates of newbuildings; the impact on the Company’s operations and business of the Navion acquisition; utilization of the Company’s fleet; the effect of changes in applicable regulations on the tanker market, tanker rates and the Company; and the Company’s growth strategy and measures to implement such strategy. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; risks associated with operations outside the United States, including political instability; the Company’s potential inability to successfully integrate and operate Navion, the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures or Company expansion; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2003
PART I – FINANCIAL INFORMATION

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices. The Company uses forward currency contracts, interest rate swap agreements, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. See Item 1 — Notes to Consolidated Financial Statements: Note 10 — Derivative Instruments and Hedging Activities.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, and bunker fuel swap contracts:

	Contract	Carrying Amount		Fair
(in USD 000's)	Amount	Asset	Liability	Value

June 30, 2003 - unaudited
Foreign Exchange Forward Contracts	$84,136	$7,014	$--	$7,014
Interest Rate Swap Agreements	710,000	--	18,846	(18,846)
Bunker Fuel Swap Contracts	2,018	386	--	386
Debt	1,655,361		1,655,361	(1,702,048)

December 31, 2002
Foreign Exchange Forward Contracts	$65,821	$545	$--	$545
Interest Rate Swap Agreements	20,000	--	802	(802)
Bunker Fuel Swap Contracts	2,366	254	--	254
Debt	1,130,822	--	1,130,822	(1,143,753)

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11. Quantitative and Qualitative Disclosures about Market Risk contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2003
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
               None

Item 2 – Changes in Securities
               None

Item 3 – Defaults Upon Senior Securities
               None

Item 4 – Submission of Matters to a Vote of Security Holders
The Company’s 2003 Annual Meeting of Shareholders was held on May 15, 2003. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2006	Votes For	Votes against or Withheld	Shares Which Abstained	Broker Non-Votes
Bruce C. Bell	38,031,199	214,854	N/A	N/A
Dr. Ian D. Blackburne	38,125,063	120,990	N/A	N/A
C. Sean Day	38,028,563	217,490	N/A	N/A

The terms of Directors Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller, Morris L. Feder, Leif O. Hoegh, and Eileen A. Mercier continued after the meeting.

Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 2003, as set forth below:

	Votes For	Votes against or Withheld	Shares Which Abstained	Broker Non-Votes
Ernst & Young LLP	37,113,488	1,127,989	4,576	-

Item 5 – Other Information
               None

Item 6 – Exhibits and Reports on Form 6-K

a.	Exhibits

10.1	Agreement, dated June 26, 2003, for a U.S. $550,000,000 Secured Reducing Revolving Loan Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.

15.1	Letter from Ernst & Young LLP, as independent chartered accountants, dated August 14, 2003, regarding unaudited interim financial information.

b.	Reports on Form 6-K

(i)	On April 8, 2003, the Company filed a statement on Form 6-K with respect to completion of its acquisition of Navion ASA.

(ii)	On April 25, 2003, the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended March 31, 2003.

(iii)	On May 6, 2003, the Company filed a copy of its press release on Form 6-K with respect to the announcement of a new Chief Financial Officer and Senior Vice-President.

(iv)	On June 6, 2003, the Company filed a copy of its press release on Form 6-K with respect to new EU Regulations to accelerate the phase-out of single-hull tankers.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
•    REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated April 22, 2003, relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the quarter ended June 30, 2003

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, August 14, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants